



SECURITIES AND EXCHANGE COMMISSION

07006063

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-59598~~ 8-53598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Octeg, LLC



OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Boulevard, Suite 210
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Tray 312-242-4644
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800 **(Address)** Chicago **(City)** Illinois **(State)** 60606-3392 **(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patrick Tray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Octeg, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Sworn and subscribed to me on the

26th day of February 2007

Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Managing Member

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

Octeg, LLC

Statement of Financial Condition

December 31, 2006

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Octeg, LLC
Table of Contents
December 31, 2006

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Member of
Octeg, LLC

We have audited the accompanying statement of financial condition of Octeg, LLC as of December 31, 2006, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Octeg, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 28, 2007

Octeg, LLC

Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 97,768,917
Receivable from clearing brokers	23,685,084
Receivable from ECNs	19,500,347
Securities and options owned	2,933,133
Other assets	130,447
Total assets	$144,017,928

Liabilities and Member's Equity

Liabilities	
Securities and options sold, not yet purchased	$ 1,793,788
Management fee payable	5,494,001
Accounts payable and accrued expenses	2,630,847
Total	9,918,636
Liabilities subordinated to claims of general creditors	20,000,000
Member's equity	114,099,292
Total liabilities and member's equity	$144,017,928

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Octeg, LLC (the "Company") is a registered securities broker-dealer buying, selling and dealing as principal primarily in securities and options for its own account. The Company is an Illinois limited liability company whose debts, obligations and other liabilities are solely those of the Company, and no member is personally obligated solely by reason of being a member. The operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050. The Company is a wholly owned subsidiary of GETCO, LLC, which is a wholly owned subsidiary of GETCO Holding Company, LLC.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company defines cash equivalents as all highly liquid investments purchased with a maturity of three months or less.

Income Recognition—Securities and derivative transactions and the related income and expenses are recorded on trade date.

Income Taxes—The Company is treated as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the member is liable for federal income taxes on taxable income.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Securities and Options Owned and Sold, Not Yet Purchased

Securities and options owned and sold, not yet purchased, at December 31, 2006 consist of the following:

	Owned	Sold, Not Yet Purchased
United States Government obligations	$ 1,244,547	$ -
Equities	1,490,626	85,909
Nonmarketable preferred stock	23,000	
Options	174,960	1,707,879
	$ 2,933,133	$ 1,793,788

Note 3 Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2006, represents a subordinated loan agreement with a bank of $20,000,000, at a rate based on prime with a maturity date of October 11, 2008. The Company may at its option and with prior written approval from its designated examining authority, repay all or any portion of the principal amount at any time prior to one year following the date of any advance.

The subordinated borrowings are extended pursuant to agreements approved by the Company's designated examining authority and qualify as capital in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The carrying amount of the subordinated loan approximates fair value due to borrowings at market rate.

Note 4 Related Party

Under an informal agreement, the Company recognizes a management fee to the sole member covering actual allocated administrative and compensation expenses paid on behalf of the Company. At December 31, 2006, the Company owed the sole member management fees of approximately $5.5 million.

Note 5 Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, may enter into transactions involving derivative financial instruments, including options contracts and other financial instruments with similar characteristics. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contract price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

The Company also has sold securities, not yet purchased, and will, therefore, be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the statement of financial condition.

Note 5 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentrations of Credit Risk—The Company clears substantially all of its trades through clearing brokers located in the United States. The Company also enters into transactions with banks and other financial institutions. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default also depends on the creditworthiness of the counterparties to each of these transactions. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers and the counterparties to the transactions.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Financial Instruments Used for Purposes Other Than Trading—The Company has entered into a collar (derivative) transaction to hedge the parent company's exposure to market risk (a fair value hedge) on publicly traded shares of stock required to be held for exchange privileges.

Note 6 Member's Equity

The Company's operating agreement provides for one class of member. A designated Manager has the sole power and authority to carry out management responsibilities and control the day-to-day management of the Company's operations, including distributions, admittance of new members and classes of members. Members have the right to call a special meeting and to vote upon actions, as defined by the Company's operating agreement.

Note 7 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of $112,926,164 and $541,659, respectively. The minimum capital requirements may effectively restrict the payment of distributions/withdrawals.

END